The transactions pursuant to the share exchange described in this press release involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

November 13, 2024

For immediate release

Company:	MITSUBA Corporation
Representative:	Sadami Hino, Representative Director, President

Securities Code:   7280, TSE Prime

Contact:	Yoshiaki Takei, Operating Officer and Head of Corporate Planning Department

(Tel: 0277-52-0113)

Company:	Tatsumi Corporation
Representative:	Toshiyuki Fusejima, Representative Director, President

Securities Code:   7268, TSE Standard

Contact:	Hidenori Kimura, Managing Director

(Tel: 0284-71-3131)

Notice Regarding Execution of Share Exchange Agreement (Simplified Share Exchange) Concerning MITSUBA Corporation Making Tatsumi Corporation a Wholly Owned Subsidiary

MITSUBA Corporation (“MITSUBA”) and Tatsumi Corporation (“Tatsumi”; MITSUBA and Tatsumi are hereinafter collectively referred to as the “Companies”) hereby announce that the Companies decided today under resolutions of their respective Boards of Directors to implement a share exchange through which the following will occur (the “Share Exchange”) and have executed a share exchange agreement (the “Share Exchange Agreement”) dated November 13, 2024: (a) MITSUBA will become a wholly owning parent company resulting from a share exchange; and (b) Tatsumi will become a wholly owned subsidiary resulting from a share exchange.

It is planned that the Share Exchange will be implemented, in the case of MITSUBA, by way of a simplified share exchange that does not require approval by a resolution of a general meeting of shareholders as prescribed in Article 796, Paragraph (2) of the Companies Act (Act No. 86 of 2005, as amended; the same applies hereinafter), and in the case of Tatsumi, with the Share Exchange Agreement being approved by a resolution of an extraordinary general meeting of shareholders to be held on January 30, 2025. The effective date of the Share Exchange is scheduled to be April 1, 2025.

1

Prior to the effective date of the Share Exchange (April 1, 2025 (scheduled)), shares of common stock of Tatsumi (“Tatsumi Shares”) will be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (“TSE”) on March 28, 2025 (with a final trading date of March 27, 2025).

Therefore, the “Plan to Meet the Continued Listing Criteria for New Market Segment,” which was announced by Tatsumi on November 9, 2021 with the purpose of satisfying the tradable share market capitalization, will be withdrawn on the condition that the Share Exchange takes effect.

1.	Purposes of MITSUBA’s Conversion of Tatsumi into a Wholly Owned Subsidiary through the Share Exchange

As of March 31, 2024, the MITSUBA Group (meaning the company group composed of MITSUBA, 43 subsidiaries, and four affiliated companies; the same applies hereinafter) engages in transportation equipment-related business, information service business, and other businesses, including agency business and electrical construction business for the MITSUBA Group itself and the public.

Tatsumi, incorporated as Tatsumi Manufacturing Co., Ltd. in May 1951 with the succession of the one-person company Tatsumi Manufacturing, engages in the business of manufacture and distribution of parts for electrical components for bicycles and automobiles as well as other businesses. Tatsumi became a subsidiary of MITSUBA in November 1973 after Mitsuba Electric Manufacturing Co., Ltd. (now MITSUBA) took a stake in Tatsumi, and Tatsumi changed its trade name to Tatsumi Corporation in June 1993. Tatsumi Group (meaning the company group composed of Tatsumi and two consolidated subsidiaries; the same applies hereinafter) mainly engages in manufacture and distribution of parts for electrical components and brakes for automobiles.

As of November 13, 2024 , MITSUBA holds 3,186,000 Tatsumi Shares (53.14% of the number of shares resulting (5,995,173 shares) when the number of treasury shares held by Tatsumi (4,827 shares) is deducted from the total number of issued shares of Tatsumi as of March 31, 2024 (6,000,000 shares), calculated to the third decimal place and rounded off to the second decimal place; the same applies hereinafter for the calculation of the shareholding percentage).

The MITSUBA Group’s basic principle is to unify the direction of the group companies’ actions through sharing corporate principles and having them permeate throughout the organization. Through management and the improvement of the quality of the MITSUBA Group’s products and services, the MITSUBA Group aims to become a preferred corporate group and to enhance its corporate value via aggressive business development. The MITSUBA Group formulated a new midterm management plan in FY2023 that sees an opportunity in increased needs for electrification, which is a field where the MITSUBA Group’s core technologies can be utilized, even in the face of a harsh business climate caused by the spike in raw material costs and wage increases, as well as changes in products to deal with the electrification of the automobile industry, and in this midterm management plan, MITSUBA Group has set out three management policies to serve as its pillars with the slogan of “Becoming a sustainable growing company that meets the expectations of a mobility society”; those three policies are (1) “Responding to mobility evolution,” (2) “Strengthening the operating foundation,” and (3) “Soundness of financial structure.” In light of the fact that, in the first quarter of FY2024, the MITSUBA Group has made progress towards “Soundness of financial structure” through the repurchase and cancellation of class shares issued in 2020, the raising of funds through the issuance of new class shares for investment in growth, and other measures, the MITSUBA Group is currently promoting “Responding to mobility evolution” and “Strengthening the operating foundation.”

2

As a member of the MITSUBA Group, the Tatsumi Group has the basic philosophy “Together with the people who love and support Tatsumi, we provide satisfaction and trust to our customers through the creation of technology that is in harmony with society and the environment” and has set out the following management philosophy: (1) “We aim to be a company of choice and provide valuable products”; (2) “We will hone our unique technologies and take on the challenge of market development”; and (3) “We will be a company that utilizes its people and is utilized by its people”. Based on this management philosophy, the Tatsumi Group has formulated the long-term vision “Tatsumi Vision 2030” as an “aspirational image” for the Tatsumi Group in 2030, has set out the overarching vision of “aiming to be a corporate group that brings smiles to the people with whom it engages by contributing to the realization of a sustainable society through manufacturing that is in harmony with a new society,” and pursues the goal of growing further as a company while fulfilling its responsibilities to its stakeholders, including customers, suppliers, shareholders, employees, and local communities. Amidst this, companies in the automotive industry, which constitute the Tatsumi Group’s main customers, are currently undergoing a once-in-a-century period of change, and the business environment surrounding Tatsumi is also expected to change significantly due to the progress of CASE (Connected, Autonomous, Shared/Service, Electric) and the growing need for weight reduction due to fuel efficiency regulations, so in order to respond to these changes and achieve further growth, the Tatsumi Group has set out the following as its management philosophy within its medium-term management plan, which covers the period from FY2023 to FY2027: (1) “Responding to the shift towards electrification”; (2) “Strengthening the operating foundation”; and (3) “Soundness of financial structure.”

Although new concepts that generate business opportunities have been increasing in the automotive industry to which Tatsumi belongs, due to the evolution of mobility around the globe and the expansion and increased complexity of demand for motors, the speed of mobility evolution and the products required are changing significantly due to changes in the surrounding environment for each domain, and in the current period of transformation in the automotive industry, the business environment is altering considerably as a consequence of the progress of CASE (Connected, Autonomous, Shared/Service, Electric) and the growing need for weight reduction due to fuel efficiency regulations. While Tatsumi’s business performance, amidst these changes in the business environment, reentered the black for the first time in five years in the previous consolidated fiscal year, it managed to post only an operating profit of 136 million yen (profit margin of 1.8%), and its performance remains stagnant at a profit level that is far below the 698 million yen in operating profit (profit margin of 9.8%) posted on a non-consolidated basis in the fiscal year ended March 2015.

Since Tatsumi became a subsidiary of MITSUBA in November 1973, the Companies have been working together on a variety of initiatives to enhance their corporate value, and the Companies believe that the basic policies of their respective current medium-term management plans are also aligned in approach. However, as long as the Companies are operating as independent listed companies, careful consideration will be needed to ensure that the interests of each of the Companies are taken into account when implementing various initiatives together. The Companies believe that MITSUBA’s conversion of Tatsumi into a wholly owned subsidiary will create an environment that will enable the Companies to promote initiatives under a flexible and agile decision-making system and will also enable the MITSUBA Group as a whole to further optimize its management, thereby contributing to the enhancement of the corporate value of the entire MITSUBA Group, including the Tatsumi Group. Specifically, for Tatsumi to achieve further growth, it is essential to increase the volume of orders by cultivating new fields and new business partners, to review and withdraw from unprofitable products and businesses, and to develop new technologies, and in order to promote such major changes in the business structure, it will be necessary to make further cost reductions and to make new investments to secure the profitability of existing businesses and create new businesses by strengthening strategies for sales, technology and manufacturing; however, it is also necessary to carefully consider whether such initiatives will contribute in a beneficial manner to the interests of Tatsumi’s minority shareholders, and under the current organizational structure, the Companies recognize that there are structural limitations to achieving the flexible and agile decision-making necessary to promote the abovementioned reforms.

3

Further, in April 2022, in line with the reorganization of the market segments of the TSE, Tatsumi Shares were transferred to the TSE Standard Market; however, at present, Tatsumi does not meet the continued listing criteria for the TSE Standard Market in terms of the tradable share market capitalization, and if it were the case that Tatsumi continues being unable to meet the continued listing criteria, then it is possible that Tatsumi would enter an “Improvement Period” from April 2025 and be delisted as early as October 1, 2026. The Companies believe that investment of Tatsumi’s management resources with the aim of maintaining its listing would actually hinder the expansion of Tatsumi’s corporate value in the future.

Based on an awareness of the issues as indicated above, MITSUBA began examining the potential of making Tatsumi a wholly owned subsidiary from around May 2024. Specifically, after examining, among other perspectives, the compatibility with MITSUBA’s business strategy, the synergies that can be achieved by the Companies, the impact on the interests of Tatsumi’s minority shareholders, the impact on MITSUBA’s financial situation, and the impact on the interests of MITSUBA’s shareholders, MITSUBA concluded that its optimal course was to aim for improvement in the corporate value of the entire MITSUBA Group, including the Tatsumi Group, by making Tatsumi a wholly owned subsidiary through a share exchange and achieving more integrated group management by the effective use of management resources through the further strengthening of collaboration, optimal allocation of management resources through the elimination of overlapping functions, and other means, and on July 31, 2024, MITSUBA proposed the Share Exchange to Tatsumi (the “Proposal”).

Tatsumi, in response to the Proposal from its parent company and controlling shareholder MITSUBA, decided to begin detailed consideration of the Share Exchange. Upon commencing that detailed consideration of the Share Exchange, and prior to deliberation by Tatsumi’s Board of Directors of the pros and cons of the Share Exchange and adoption of any resolution in that regard, on August 6, 2024 Tatsumi established a framework for conducting that detailed consideration, including the creation of a special committee composed of independent members who have no interest in the controlling shareholder MITSUBA (the “Special Committee”; for details, please see “3.(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below) and the appointment of outside experts, for the purposes of ensuring careful decision-making by Tatsumi in relation to the Share Exchange, eliminating arbitrariness in the process of decision-making by Tatsumi’s Board of Directors, and ensuring the fairness, transparency, and objectivity of the Share Exchange, as well as to obtain opinions on whether or not it would be disadvantageous for Tatsumi’s minority shareholders if, upon examination of the pros and cons of the Share Exchange, the appropriateness of the transaction terms, the fairness of the procedures, etc., a decision were made by Tatsumi’s Board of Directors to conduct the Share Exchange.

The Companies believe that, through the Share Exchange, they will be able to enjoy the benefit of making it possible to flexibly implement measures for the overall optimization of the MITSUBA Group, which would have been difficult to achieve from a corporate governance perspective in the past, because the Share Exchange will completely eliminate the conflict of interest that structurally arises between MITSUBA and the minority shareholders of Tatsumi due to the dissolution of the parent-subsidiary listing relationship.

The following are envisaged as specific measures and synergies realized based on those measures after the Share Exchange.

4

(i)	Realization of cost synergies through strengthening of purchasing and procurement capabilities

Since, among other factors, the types of materials purchased by each of the Companies differ, and some clients have designated many parts, procurement of raw materials in bulk has not been conducted in the past; however, the Companies believe that, after the Share Exchange, they will be able to achieve scale benefits through MITSUBA procuring in bulk all the raw materials that Tatsumi purchases and achieve a reduction in purchasing costs through price negotiations with common suppliers based on increased transaction amounts. Further, since in some cases the mode of conducting transactions with some clients that are common to both MITSUBA and Tatsumi differ between MITSUBA and Tatsumi (direct trading versus trading via trading companies), the Companies intend to examine optimal procurement methods upon comparing and deliberating the merits of each mode of transaction (price reductions through scale benefits with respect to direct trading, and the optimization of inventory management and cost reductions for the entire MITSUBA Group through trading via trading companies).

(ii)	Strengthening development capabilities and improving development efficiency by utilizing the Companies’ combined technological capabilities

The Companies believe that by understanding and sharing the technological capabilities of the Companies through personnel secondments, technological exchange meetings, and the like between the Companies, utilization at Tatsumi of evaluation and analysis equipment owned by MITSUBA will enable the reduction of workloads and lead times in product development. Additionally, at MITSUBA, possession of the processing technology of Tatsumi, with which MITSUBA has been unable to create a collaborative framework in the past in consideration of Tatsumi’s independence as a listed company, will enable the in-house production of large-scale forged products that are currently outsourced, and delegation of die parts production and maintenance to Tatsumi will enable the suppression of external outflow costs.

(iii)	Consolidation and streamlining of the supply chain

The Companies believe that consolidation of workplaces conducting the same types of processing within factories that are currently scattered across various locations will increase the operating rate of general-purpose equipment and improve investment efficiency, leading to an improvement in productivity across the entire MITSUBA Group, and that adapting the organization and structure within the factories that Tatsumi has established on its own to the organization and structure employed by the MITSUBA Group will enable improvements in the efficiency of the factories’ indirect functions.

(iv)	Expansion of sales through mutual channels, etc.

The Companies believe that it will be possible to expand sales of value-added products by utilizing Tatsumi’s brake parts sales channels and MITSUBA’s sales channels for various motors to add Tatsumi’s brake parts and transmission parts and Mitsuba’s various motors to each of the Companies’ respective product lineups and by combining technology used to combine metal parts manufactured by Tatsumi with plastic parts manufactured by MITSUBA.

(v)	Reduction of costs associated with maintaining market listing

In recent years, the trend toward eliminating structural conflicts of interest in relation to the governance of listed subsidiaries has accelerated, evidenced by the revision of the Corporate Governance Code, and as the burden of responding to the development of systems required for listed companies and the costs of doing so increase, the Companies believe that they will be able to reduce the work and cost burden associated with maintaining a market listing and make more effective use of management resources.

Further, the Companies believe that after the Share Exchange, the minority shareholders of Tatsumi will, as shareholders of MITSUBA, be able to enjoy the economic benefits of increased corporate value resulting from the synergy between the Tatsumi Group and the MITSUBA Group. In addition, the Companies believe that, in circumstances where the burden of responding to the development of systems required for listed companies and the costs of doing so are increasing, the Share Exchange will also lead to a reduction in the operational burden and costs associated with maintaining a listing for Tatsumi.

5

Nevertheless, Tatsumi will be delisted as a result of the Share Exchange, and it will lose the benefits of being listed, such as the diversification of funding methods through equity financing, the improvement of creditworthiness through increased name recognition, the positive impact on recruitment activities, and the improvement of financial reliability through accounting audits. However, taking into account that, among other factors, the disadvantages of losing equity finance as a means of fundraising are considered limited as Tatsumi has not carried out any fundraising through equity finance since October 1996, and the Tatsumi Group’s name recognition is already ample due to its long history and business achievements, even if Tatsumi were to become a non-listed company, it will be able to enjoy even greater name recognition than it does now as a wholly owned subsidiary of MITSUBA by further strengthening cooperation within the MITSUBA Group, so it is believed that any negative impact on new staff recruitment and the like will be minor and that the financial reliability of the company can be maintained because it will still be subject to MITSUBA’s consolidated accounting audit even after becoming a wholly owned subsidiary of MITSUBA, so the Companies believe that the disadvantages associated with delisting are extremely limited, and that the benefits associated with implementing the Share Exchange are far greater.

As a result of comprehensive examination of these points by the Companies, the Companies reached the conclusion that making Tatsumi a wholly owned subsidiary of MITSUBA would contribute to the improvement of the corporate value of the Companies. Therefore, after considering and discussing various terms and conditions, including the allotment ratio, for the Share Exchange, the Companies have reached an agreement, and today, at their respective Board of Directors meetings, each of the Companies resolved to implement the Share Exchange with the purpose of making Tatsumi a wholly owned subsidiary of MITSUBA and executed the Share Exchange Agreement.

2.	Overview of the Share Exchange
(1)	Schedule of the Share Exchange
Date of resolution of the Board of Directors for the execution of the Share Exchange Agreement (by each of the Companies)	Wednesday , November 13, 2024
Execution date of the Share Exchange Agreement (by each of the Companies)	Wednesday , November 13, 2024
Date of notification of the record date for extraordinary general meeting of shareholders (Tatsumi)	Thursday , November 14, 2024 (scheduled)
Record date for extraordinary general meeting of shareholders (Tatsumi)	Saturday , November 30, 2024 (scheduled)
Extraordinary general meeting of shareholders for approval of the Share Exchange Agreement (Tatsumi)	Thursday , January 30, 2025 (scheduled)
Date of final trading (Tatsumi)	Thursday, March 27, 2025 (scheduled)
Date of delisting (Tatsumi)	Friday, March 28, 2025 (scheduled)
Scheduled date of the Share Exchange (effective date) (by each of the Companies)	Tuesday, April 1, 2025 (scheduled)
(Note 1)	The schedule for the Share Exchange might be changed upon agreement by the Companies if necessary due to requirements related to the progress of the Share Exchange procedures or for any other similar reasons. If there is any change to the schedule above, it will be announced promptly.
(Note 2)	MITSUBA plans to implement the Share Exchange by way of a simplified share exchange that does not require approval by a resolution of the general meeting of shareholders as prescribed in Article 796, Paragraph 2 of the Companies Act.

6

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which MITSUBA will become a wholly owning parent company resulting from a share exchange and Tatsumi will become a wholly owned subsidiary resulting from a share exchange.

The Share Exchange will be implemented, in the case of MITSUBA, by way of a simplified share exchange that does not require approval by a resolution of the general meeting of shareholders as prescribed in Article 796, Paragraph 2 of the Companies Act, and in the case of Tatsumi, with the Share Exchange Agreement being approved by a resolution of an extraordinary general meeting of shareholders to be held on January 30, 2025. The effective date of the Share Exchange is scheduled to be April 1, 2025.

(3)	Allotments in Connection with the Share Exchange
	MITSUBA (wholly owning parent company resulting from a share exchange)	Tatsumi (wholly owned subsidiary resulting from a share exchange)
Allotment Ratio in Connection with the Share Exchange	1	0.41
Number of Shares to be Delivered in the Share Exchange	1,151,760 shares of common stock of MITSUBA (scheduled)
(Note 1)	Allotment ratio of shares

MITSUBA will allot and deliver 0.41 shares of common stock of MITSUBA (“MITSUBA Shares”) per one Tatsumi Share; provided, however, that no shares will be allotted in the Share Exchange for Tatsumi Shares held by MITSUBA as of the Record Time (as defined below). The above allotment ratio for the Share Exchange (the “Share Exchange Ratio”) might be changed upon discussions and agreement between the Companies if a significant change occurs in the terms and conditions that constitute the bases for the relevant calculations.

(Note 2)	Number of MITSUBA Shares to be delivered in the Share Exchange

Upon the Share Exchange, MITSUBA will deliver to the shareholders of Tatsumi (meaning shareholders after the cancellation of treasury shares as described below, and excluding MITSUBA) as of the time immediately prior to MITSUBA’s acquisition through the Share Exchange of all the issued shares of Tatsumi (excluding Tatsumi Shares held by MITSUBA) (the “Record Time”) the number of MITSUBA Shares calculated by multiplying the total number of Tatsumi Shares by 0.41, in exchange for the Tatsumi Shares held by those shareholders.

MITSUBA plans to use the treasury shares that it holds and shares of common stock to be newly issued by MITSUBA as the shares to be delivered by MITSUBA.

Tatsumi plans to cancel, at the Record Time, all of the treasury shares that it holds as of the Record Time (including treasury shares acquired by Tatsumi through a share purchase in response to a share purchase demand made by dissenting shareholders in relation to the Share Exchange under the provisions of Article 785, Paragraph 1 of the Companies Act) by a resolution at its Board of Directors meeting held on or before the day preceding the effective date of the Share Exchange.

7

(Note 3)	Handling of shares less than one unit

Shareholders of Tatsumi who come to hold shares less than one unit (stock of less than 100 shares) of MITSUBA as a consequence of the Share Exchange may participate in either of the following programs concerning MITSUBA Shares. Shares less than one unit may not be sold on a financial instruments exchange.

(i)	Demand for sale to holders of shares less than one unit (additional purchase to enable holding of 100 shares)

Under this program, any shareholder who holds shares less than one unit of MITSUBA may, in accordance with the provisions of Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of MITSUBA, purchase from MITSUBA shares that, when combined with the shares less than one unit held by that shareholder, will constitute one unit.

(ii)	Demand for purchase from holders of shares less than one unit (sale of shares less than one unit)

Under this program, any shareholder who holds shares less than one unit of MITSUBA may, in accordance with the provisions of Article 192, Paragraph 1 of the Companies Act, demand MITSUBA to purchase shares less than one unit held by that shareholder.

(Note 4)	Handling of fractions of less than a single share

In relation to shareholders of Tatsumi who will be delivered MITSUBA Shares that are fractional shares less than a single share as a consequence of the Share Exchange, MITSUBA will, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and ordinances, sell MITSUBA Shares equal to the total number of those fractions of less than a single share (any fractions of less than a single share in such total number being rounded down to the nearest whole number) and pay the sales proceeds to each of those shareholders in proportion to the value of such fractions of less than a single share.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in Connection with the Share Exchange

Since Tatsumi, which will become a wholly owned subsidiary of MITSUBA resulting from the Share Exchange, has not issued any share options or bonds with share options, there is no applicable information in this regard.

(5)	Treatment Regarding Dividends of Surplus

MITSUBA and Tatsumi agree that MITSUBA may pay dividends of surplus up to 10 yen per MITSUBA Share to shareholders and registered pledgees of shares entered or recorded in the final shareholder register as of March 31, 2025 and that, except in that case, each of the Companies must not, from today onward, pass any resolution for payment of dividends of surplus with a record date prior to the effective date of the Share Exchange.

8

3.	Basis for Allotments in Connection with the Share Exchange
(1)	Basis and Reason for Allotments

In order to ensure that the decision on the Share Exchange Ratio described in “2(3) Allotments in Connection with the Share Exchange” above is fair and appropriate, MITSUBA and Tatsumi have each appointed third-party appraisers and advisors that are independent of the Companies. The Companies commenced their examination of matters concerning the Share Exchange Ratio upon MITSUBA appointing Mizuho Securities Co., Ltd. (“Mizuho Securities”) as its financial advisor and third-party appraiser and Mori Hamada & Matsumoto as its legal advisor, and Tatsumi appointing AGS FAS Co., Ltd. (“AGS”) as its financial advisor and third-party appraiser and Nishimura & Asahi (Gaikokuho Kyodo Jigyo) (“Nishimura & Asahi”) as its legal advisor.

As a result of careful deliberation and examination taking into consideration the valuation report for the share exchange ratio dated November 12, 2024 obtained from MITSUBA’s financial advisor and third-party appraiser Mizuho Securities, advice from MITSUBA’s legal advisor Mori Hamada & Matsumoto, results of due diligence conducted by MITSUBA on Tatsumi from early September to early October 2024, and the like as described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below, MITSUBA reached the conclusion that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Tatsumi. Accordingly, MITSUBA determined that the implementation of the Share Exchange at the Share Exchange Ratio is appropriate.

At the same time, Tatsumi conducted careful deliberation and examination taking into consideration the valuation report for the share exchange ratio dated November 12, 2024 obtained from Tatsumi’s financial advisor and third-party appraiser AGS, advice from Tatsumi’s legal advisor Nishimura & Asahi, results of due diligence conducted by Tatsumi on MITSUBA from early September to early October 2024, and instructions and advice from the Special Committee, which consists of only independent committee members who have no interests in the controlling shareholder MITSUBA, and the contents of the written report received on November 12, 2024 (the “Written Report”; for details, please refer to “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below), and the like as described in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” below. As a result, Tatsumi reached the decision that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of Tatsumi and has determined that the implementation of the Share Exchange at the Share Exchange Ratio is appropriate, taking into account the following, among other factors: (i) the Share Exchange Ratio exceeds the upper limit of the calculation range of the share exchange ratio based on the market price analysis stated in the valuation report for the share exchange ratio obtained from AGS dated November 12, 2024, is within the range of the calculation results for the share exchange ratio based on the discounted cash flow method (the “DCF Method”), is set at a reasonable level above the median value of that range, and can be considered to compare favorably to the average premium levels in recent cases similar to the Share Exchange in which listed subsidiaries were made into wholly owned subsidiaries through a share exchange; (ii) the Share Exchange Ratio was reached through the persistent negotiations of the Special Committee, which achieved an increase in the share exchange ratio compared to the initial proposal from MITSUBA, and when referring to the average market price of the shares of the Companies over the past three or six months, a reasonable premium has been added when compared to cases involving other companies; and (iii) the future outlook for Tatsumi’s business performance, etc. in the event that the Share Exchange is not implemented and the details of synergies expected from the Share Exchange, even though it is possible to assess that the premium level is not necessarily high compared to cases involving other companies when referring to the most recent share price and the average market price of the shares of the Companies over the past month.

As described above, MITSUBA and Tatsumi repeatedly held negotiations and consultations after a careful examination based on the results of due diligence conducted by MITSUBA and Tatsumi on each other while referring to the valuation results concerning share exchange ratio submitted by their respective third-party appraisers and comprehensively taking into account the financial conditions, asset statuses, future outlooks, and other factors of the Companies. As a result, MITSUBA and Tatsumi have reached the decision that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders. Accordingly, the Companies determined that the implementation of the Share Exchange at the Share Exchange Ratio is appropriate.

9

The Share Exchange Ratio may, in accordance with the Share Exchange Agreement, be changed upon consultation and agreement between the Companies if there are any material changes to the various terms and conditions constituting the basis of the calculation.

(2)	Matters Relating to the Calculation
(i)	Names of the Appraisers and Relationships with the Companies

Both MITSUBA’s third-party appraiser Mizuho Securities and Tatsumi’s third-party appraiser AGS are appraisers independent of the Companies, and neither of those appraisers is a related party of the Companies or has a material interest that must be stated in relation to the Share Exchange.

Mizuho Bank, Ltd. (“Mizuho Bank”) is a group company of Mizuho Securities and conducts transactions with MITSUBA, including loans, as part of ordinary banking transactions; however, it does not have a material interest in MITSUBA in relation to the Share Exchange. According to Mizuho Securities, Mizuho Securities has established and is implementing an appropriate management system for conflicts of interest between Mizuho Securities and Mizuho Bank, such as information barrier measures, in accordance with applicable laws and ordinances, namely Article 36, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business, and is conducting a stock valuation as MITSUBA’s third-party appraiser independently from Mizuho Bank’s position as a lender. MITSUBA appointed Mizuho Securities as a third-party appraiser independent of MITSUBA and Tatsumi and the Share Exchange in consideration of the following, among other factors: (i) Mizuho Securities has established appropriate preventive measures against adverse effects between it and Mizuho Bank; (ii) the independence of Mizuho Securities as a third-party appraiser is ensured since MITSUBA and Mizuho Securities are conducting transactions under the same terms and conditions as those of general business partners; and (iii) Mizuho Securities has a record as a third-party appraiser in similar cases. Compensation for Mizuho Securities in relation to the Share Exchange includes a success fee that will be paid subject to the execution of an agreement or the like for the Share Exchange; provided, however, that the independence of Mizuho Securities is determined not to be negated between MITSUBA and Mizuho Securities by the fact that the success fee to be paid subject to the execution of an agreement for the Share Exchange is included, taking into account the appropriateness of the compensation structure that would result in MITSUBA incurring a significant financial burden if the Share Exchange were not to be completed, as well as the general practices of similar transactions.

Compensation for AGS in relation to the Share Exchange includes milestone compensation that will be paid each time a milestone is reached, with multiple milestones set for the Share Exchange process. AGS believes that, given the uncertainty over the success or failure of the Share Exchange, it is preferable from the perspective of Tatsumi’s financial burden, and more reasonable for both parties, to have a portion of the compensation be milestone compensation rather than to have only a fixed compensation structure, and Tatsumi has determined that the independence of AGS is not negated by the fact that milestone compensation is included.

10

(ii)	Outline of Calculation
(i)	Calculation by Mizuho Securities

With respect to MITSUBA, because the shares of MITSUBA are listed on the Prime Market of the TSE and have a market price, Mizuho Securities performed its calculation using market price analysis (the reference date was set as November 12, 2024 (which is the calculation reference date), and each of the following closing prices were used for the calculation: the closing price of the MITSUBA Shares on the Prime Market of the TSE on the calculation reference date; the simple average closing price for the last one-month period from October 15, 2024 to the calculation reference date; the simple average closing price for the last three-month period from August 13, 2024 to the calculation reference date; and the simple average closing price for the last six-month period from May 13, 2024 to the calculation reference date).

With respect to Tatsumi, Mizuho Securities performed its calculation using market price analysis because the shares of Tatsumi are listed on the Standard Market of the TSE and have a market price (the reference date was set as November 12, 2024 (which is the calculation reference date), and each of the following closing prices were used for the calculation: the closing price of the Tatsumi Shares on the TSE on the calculation reference date; the simple average closing price for the last one-month period from October 15, 2024 to the calculation reference date; the simple average closing price for the last three-month period from August 13, 2024 to the calculation reference date; and the simple average closing price for the last six-month period from May 13, 2024 to the calculation reference date), and the DCF Method was also used in order to reflect the status of future business activities in the evaluation.

The calculation ranges for Tatsumi Shares where the share value per share of MITSUBA Shares is one are as follows.

Calculation Method		Calculation Range for the Share Exchange Ratio
MITSUBA	Tatsumi
Market price analysis	Market price analysis	0.29 – 0.40
	DCF Method	0.32 – 0.54

In calculating the share value, Mizuho Securities has assumed that publicly available information and any information provided to Mizuho Securities is accurate and complete, and Mizuho Securities has not made any independent study of the accuracy or completeness thereof. Mizuho Securities has not made any independent assessment, appraisal, or evaluation, and has not requested any independent institution to conduct any appraisal or evaluation, in connection with any relevant assets or liabilities (including derivative transactions, off-balance-sheet assets and liabilities, and other contingent liabilities) of MITSUBA, Tatsumi, or any of their affiliates, including any analysis and assessment of their respective assets or liabilities, and has based its understanding of relevant assets and liabilities on information, judgments, or projections that have been provided or disclosed by MITSUBA or Tatsumi. Mizuho Securities has also proceeded on the basis that the financial projections of Tatsumi (including profit plans and other information) have been reasonably examined or prepared by the management of Tatsumi based on the best forecasts and judgments available at that time. The calculation of the share exchange ratio by Mizuho Securities is based on the information obtained by Mizuho Securities and the economic conditions as of November 12, 2024. The sole purpose of Mizuho Securities’ calculation is to serve as a reference for the Board of Directors of MITSUBA to consider the share exchange ratio.

11

The financial projections of Tatsumi that Mizuho Securities used as a basis for the calculation in the DCF Method include a fiscal year in which a significant increase in earnings is expected. Specifically, Tatsumi expects a significant increase in operating profit of 30% or more year-on-year for the fiscal year ending March 2026, the fiscal year ending March 2027, and the fiscal year ending March 2028, respectively, due to factors including an increase in orders for products that support electrification and automation. The increase in profit for the fiscal year ending March 2026 is due to the expansion of products for steer-by-wire systems, increased production of existing products that can be used in electric vehicles, and efforts to intensify productivity and optimize personnel through structural reforms. The increase in profit for the fiscal year ending March 2027 is due to the start of orders for new products, namely products for electric caliper brakes, products with control functions, and products for thermal management. The increase in profit for the fiscal year ending March 2028 is due to the expansion of products for electric caliper brakes and products with control functions as well as increased production of products for electric parking brakes. The financial projections of Tatsumi do not reflect the implementation of the Share Exchange.

(ii)	Calculation by AGS

With respect to MITSUBA, because the shares of MITSUBA are listed on the Prime Market of the TSE and have a market price, AGS performed its calculation using market price analysis.

With respect to Tatsumi, AGS performed its calculation using market price analysis because the shares of Tatsumi are listed on the Standard Market of the TSE and have a market price, and the DCF Method was also used in order to reflect the status of future business activities in the evaluation. Taking into consideration limitations in regard to the comparability of business details and profitability, AGS did not use the comparable company comparison method.

The calculation ranges for Tatsumi Shares where the share value per share of MITSUBA Shares is one are as follows.

Calculation Method		Calculation Range for the Share Exchange Ratio
MITSUBA	Tatsumi
Market price analysis	Market price analysis	0.29 – 0.40
	DCF Method	0.29 – 0.40

In the market price analysis, with respect to MITSUBA, AGS set the reference date as November 12, 2024, and each of the following closing prices were used for the calculation: the closing price of the MITSUBA Shares on the Prime Market of the TSE on the reference date; the simple average closing price for the last one-month period from Ocotber 15, 2024 to the reference date; the simple average closing price for the last three-month period from August 13, 2024 to the reference date; and the simple average closing price for the last six-month period from May 13, 2024 to the reference date. In addition, with respect to Tatsumi, AGS set the reference date as November 12, 2024, and each of the following closing prices were used for the calculation: the closing price of the Tatsumi Shares on the Standard Market of the TSE on the reference date; the simple average closing price for the last one-month period from October 15, 2024 to the calculation reference date; the simple average closing price for the last three-month period from August 13, 2024 to the reference date; and the simple average closing price for the last six-month period from May 13, 2024 to the reference date.

In the DCF Method, AGS calculated Tatsumi’s share value by discounting Tatsumi’s future cash flow, which is based on financial projections from the fiscal year ending March 2025 until the fiscal year ending March 2030 as prepared by Tatsumi, at a certain discount rate to the present value.

12

In calculating the share exchange ratios above, AGS has, in principle, used materials and information provided to it by MITSUBA and Tatsumi and publicly available information as presented, and assumed that all of the materials and information under analysis and consideration are accurate and complete, and AGS has not made any independent study of the accuracy or completeness of such materials and information and is not obligated to do so. AGS has assumed that there is no information left undisclosed to AGS that would have a significant impact on the calculation of the share exchange ratio. AGS has not made any independent assessment, appraisal, or evaluation, and has not requested any independent institution to conduct any assessment, appraisal, or evaluation, in connection with any of the assets or liabilities (including, but not limited to, derivative instruments, off-balance-sheet assets and liabilities, and other contingent liabilities) of MITSUBA, Tatsumi, or any of their affiliates, including any analysis and assessment of their respective assets or liabilities. AGS assumed that the financial projections of Tatsumi and other forward-looking information provided by Tatsumi have been reasonably confirmed, examined, or prepared by the management of Tatsumi based on the best forecasts and judgments available at that time.

The calculation results of the share exchange ratios submitted by AGS do not constitute an expression of any opinion on the fairness of the share exchange ratios in the Share Exchange.

The business plan of Tatsumi that AGS used as a basis for the calculation in the DCF Method include a fiscal year in which a significant increase in earnings is expected. Specifically, Tatsumi expects a significant increase in operating profit of 30% or more year-on-year for the fiscal year ending March 2026, the fiscal year ending March 2027, and the fiscal year ending March 2028, respectively, due to factors including an increase in orders for products that support electrification and automation. The increase in profit for the fiscal year ending March 2026 is due to the expansion of products for steer-by-wire systems, increased production of existing products that can be used in electric vehicles, and efforts to intensify productivity and optimize personnel through structural reforms. The increase in profit for the fiscal year ending March 2027 is due to the start of orders for new products, namely products for electric caliper brakes, products with control functions, and products for thermal management. The increase in profit and increase in free cash flow for the fiscal year ending March 2028 is due to the expansion of products for electric caliper brakes and products with control functions as well as increased production of products for electric parking brakes. The financial projections of Tatsumi do not reflect the implementation of the Share Exchange.

The synergy effects expected to be realized through the implementation of the Share Exchange have not been taken into account in the business plan of Tatsumi, which AGS used as a basis for the calculation in the DCF Method, as their impact on earnings is difficult to specifically estimate at this time.

(3)	Prospect of Delisting and Reasons for Delisting

As a result of the Share Exchange, Tatsumi will become a wholly owned subsidiary of MITSUBA on April 1, 2025 (scheduled), which is the effective date of the Share Exchange, and Tatsumi Shares are scheduled to be delisted as of March 28, 2025 (with a final trading date of March 27, 2025). Following the delisting, it will no longer be possible to trade Tatsumi Shares on the TSE Standard Market.

Even after Tatsumi Shares are delisted, given that MITSUBA Shares that are allotted to the shareholders of Tatsumi in the Share Exchange are listed on the TSE Prime Market and that it will be possible to trade those MITSUBA Shares on a financial instruments exchange market even on or after the effective date of the Share Exchange, it is believed that shareholders of Tatsumi that hold 244shares or more of Tatsumi Shares at the Record Time and who are allotted not less than 100 shares of MITSUBA Shares, which is the number of shares constituting one unit of MITSUBA Shares, will continue to be provided with share liquidity.

13

On the other hand, the shareholders of Tatsumi holding less than 244 shares of Tatsumi Shares at the Record Time will be allotted less than 100 MITSUBA Shares, which is the number of shares constituting one unit of MITSUBA Shares. Those shares less than one unit cannot be sold on a financial instruments exchange market, but each shareholder who will hold shares less than one unit may demand that MITSUBA purchase the shares less than one unit that the shareholder in question holds. That shareholder may purchase from MITSUBA shares that, when combined with the shares less than one unit held by that shareholder, will constitute one unit. For details, please refer to Note 3 (Handling of shares less than one unit) in “2(3) Allotments in Connection with the Share Exchange” above. With respect to details regarding the handling of fractional shares less than a single MITSUBA Share that arise as a consequence of the Share Exchange, please refer to Note 4 (Handling of fractions of less than a single share) in “2(3) Allotments in Connection with the Share Exchange” above.

Shareholders of Tatsumi may trade Tatsumi Shares they hold until March 27, 2025 (scheduled), which is the last trading date, on the TSE Standard Market and may also execute their legal rights provided for in the Companies Act and other related laws and ordinances until the Record Time.

(4)	Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)

Since MITSUBA already holds 3,186,000 Tatsumi Shares (53.14% of the number of shares resulting (5,995,173 shares) when the number of treasury shares held by Tatsumi (4,827 shares) is deducted from the total number of issued shares of Tatsumi as of March 31, 2024 (6,000,000 shares)) and Tatsumi is a consolidated subsidiary of MITSUBA, the Companies determined that it is necessary to ensure fairness in the Share Exchange and avoid conflicts of interest, and they have taken the following measures to ensure fairness (including measures to avoid conflicts of interest).

(i)	Obtaining Valuation Reports from Third-Party Appraisers Independent from the Companies

In order to ensure the fairness of the calculation of the share exchange ratio that will be used in the Share Exchange, MITSUBA appointed Mizuho Securities, which is a third-party appraiser that is independent from the Companies, and obtained valuation reports regarding a share exchange ratio dated November 12, 2024, and Tatsumi appointed AGS, which is a third-party appraiser that is independent from the Companies, and obtained a valuation report regarding a share exchange ratio dated November 12, 2024.

Please refer to “(2) Matters Relating to Calculation” for an outline of each valuation report. Neither of the Companies has obtained from either of those third-party appraisers an opinion stating that the Share Exchange Ratio for the Share Exchange is fair for shareholders of MITSUBA or Tatsumi from a financial perspective (a fairness opinion).

(ii)	Advice from Independent Law Firms

MITSUBA appointed Mori Hamada & Matsumoto as its legal advisor for the Share Exchange in July 2024 and obtained advice from a legal perspective concerning various procedures for the Share Exchange and the decision-making method and processes of the Board of Directors. Mori Hamada & Matsumoto has no material interests in the Companies.

At the same time, Tatsumi appointed Nishimura & Asahi as its legal advisor for the Share Exchange in July 2024 and obtained advice from a legal perspective concerning various procedures for the Share Exchange and the decision-making method and processes of the Board of Directors. Nishimura & Asahi has no material interests in the Companies.

14

(iii)	Establishing at Tatsumi a Special Committee Consisting of Disinterested Members and Obtaining a Written Report from the Special Committee

For the purposes of ensuring careful decision-making by Tatsumi in relation to the Share Exchange, eliminating arbitrariness in the process of decision-making by Tatsumi’s Board of Directors, and ensuring the fairness, transparency, and objectivity of the Share Exchange, as well as to confirm whether or not it would be disadvantageous for Tatsumi’s minority shareholders if, upon examination of the pros and cons of the Share Exchange, the appropriateness of the transaction terms, the fairness of the procedures, etc., a decision were made by Tatsumi’s Board of Directors to conduct the Share Exchange, Tatsumi established, pursuant to a resolution passed at its Board of Directors meeting held on August 6, 2024, the Special Committee composed of the following three members: Mr. Masaki Takehara (attorney-at-law and certified public accountant, Tokyo Seishin Law Offices) and Mr. Masumi Misawa (advisor for Itoi Shoji Co., Ltd.), who are outside directors of Tatsumi and have no interests in MITSUBA and whose statuses as independent directors have been notified by Tatsumi to the TSE; and Mr. Masaaki Suda (certified public accountant, Suda Certified Public Accountants Office), who is an outside expert and has no interests in the Companies. Tatsumi initially appointed these three persons as the members of the Special Committee, and the members of the Special Committee have not been changed since then. In addition, each member will be paid a fixed amount of remuneration in consideration of their duties regardless of the matters stated in the report.

Subsequently, in examining the Share Exchange, Tatsumi inquired with the Special Committee in relation to the following (collectively, the “Inquiries”): (i) the reasonableness of the purposes of the Share Exchange (including whether the Share Exchange will contribute to the enhancement of the corporate value of Tatsumi); (ii) the appropriateness of the terms and conditions of the Share Exchange (including the Share Exchange Ratio); (iii) the fairness of the procedures for the Share Exchange; and (iv) whether or not the Share Exchange would be disadvantageous to the minority shareholders of Tatsumi in terms of (i) through (iii) above.

Upon establishing the Special Committee, the Board of Directors of Tatsumi resolved to ensure that its decision-making regarding the Share Exchange would respect the determinations of the Special Committee to the maximum extent and that it would not implement the Share Exchange unless the Special Committee determines that the Share Exchange would not be disadvantageous to the minority shareholders of Tatsumi, and the Board of Directors of Tatsumi also resolved to grant to the Special Committee the authority to do the following: (a) nominate or approve (including ex post facto approval of) any third-party appraiser, legal advisor, financial advisor, and other advisor for Tatsumi; (b) appoint any third-party appraiser, legal advisor, financial advisor, and other advisor for the Special Committee (reasonable expenses for expert advice arising in this case are to be borne by Tatsumi); (c) request Tatsumi’s directors and employees and other persons that the Special Committee determines necessary to attend meetings of the Special Committee and to provide explanations regarding necessary information; and (d) if necessary, negotiate the terms, conditions, or the like of the Share Exchange or confirm the policy for such negotiation in advance, receive reports on the status of such negotiation in a timely manner, and state its opinion, give instructions, and make requests at important phases of such negotiation.

15

The Special Committee carefully examined the Inquiries by holding meetings of the Special Committee ten times in total during the period from August 21, 2024 to November 12, 2024, in addition to expressing opinions, exchanging information, collecting information, or otherwise communicating outside the meetings through other means, including email, and having discussions from time to time and taking other actions as necessary. Specifically, the Special Committee first confirmed that there were no issues regarding the independence of each of AGS, which is the financial advisor and third-party appraiser appointed by Tatsumi, and Nishimura & Asahi, which is the legal advisor appointed by Tatsumi, and approved those appointments. Subsequently, the Special Committee received from Tatsumi explanations regarding, and held question-and-answer sessions with Tatsumi in relation to, the following, among other matters: an outline of the businesses of Tatsumi and the Tatsumi Group; future prospects for their businesses; Tatsumi’s opinion regarding the significance, purposes, advantages, and disadvantages of implementing the Share Exchange; the management policy after the Share Exchange; and the procedures for formulating Tatsumi’s business plan that was used as the basis for calculation of the Share Exchange Ratio and the details of that business plan. In addition, the Special Committee received from MITSUBA explanations regarding, and held question-and-answer sessions with MITSUBA in relation to, the following, among other matters: an outline of the businesses of MITSUBA and the MITSUBA Group; the position of Tatsumi in the MITSUBA Group and the issue of structural conflicts of interest between MITSUBA and the minority shareholders of Tatsumi; the background of, and course of events that led to, the Share Exchange; the reasons for opting the Share Exchange; the synergies expected to be achieved as a result of the Share Exchange and anticipated impacts of the Share Exchange, including exposure of Tatsumi’s minority shareholders to business risks of MITSUBA; and the management policy and treatment of employees after the Share Exchange. Furthermore, the Special Committee received explanations from AGS, which is the financial advisor and third-party appraiser for Tatsumi, in relation to the methods and results of the calculation of the allotment ratio for the Share Exchange, held question-and-answer sessions with AGS regarding these matters, and inspected the reasonableness thereof, following which it also received explanations from, and held question-and-answer sessions with, AGS in relation to the result of financial due diligence on MITSUBA. Moreover, the Special Committee received advice from Nishimura & Asahi, which is the legal advisor for Tatsumi, on the method of decision-making by Tatsumi’s Board of Directors with respect to the Share Exchange, measures to ensure the fairness of the operation of the Special Committee and other procedural aspects related to the Share Exchange, and measures to avoid conflicts of interest, and received explanations from, and held question-and-answer sessions with, Nishimura & Asahi in relation to the result of legal due diligence on MITSUBA. The Special Committee was substantially involved in the process of negotiation between MITSUBA and Tatsumi by, among other actions, discussing with Tatsumi the policy for negotiation and the like and giving opinions to Tatsumi in that regard multiple times after receiving, in a timely manner, reports on the process and details of discussions and negotiations between MITSUBA and Tatsumi in relation to the Share Exchange.

As a result of repeated and careful discussions and examination of the Inquiries through the processes stated above, on November 12 , 2024, the Special Committee submitted to Tatsumi’s Board of Directors the Written Report to the effect that the decision to implement the Share Exchange would not be disadvantageous to the minority shareholders of Tatsumi. An outline of the opinions of the Special Committee is as follows.

16

(i)	Reasonableness of the purposes of the Share Exchange (including whether the Share Exchange will contribute to the enhancement of the corporate value of Tatsumi)

The Special Committee’s understanding mirrors that stated in “1. Purposes of MITSUBA’s Conversion of Tatsumi into a Wholly Owned Subsidiary Conversion through the Share Exchange” above in relation to the business environment surrounding Tatsumi, the purposes of the Share Exchange, the current understanding of Tatsumi’s management issues, and the synergies to be generated by the Share Exchange, and the Special Committee has no objection in relation to those details.

•	Amidst changes in the business environment for the automobile industry, to which Tatsumi belongs, there are concerns that investment of Tatsumi’s management resources with the aim of maintaining its market listing would not be an effective means of improving Tatsumi’s corporate value; in addition, calls from shareholders for improvements in business performance and for profit distributions, etc. based on a short-term perspective have become more prominent in recent years, so from the perspective of protecting the rights and interests of shareholders, the risk that flexible and speedy corporate management could be hinderedhas arisenand the short-term orientation of investors has intensified, which makes it difficult to implement management reforms from a long-term perspective. According to Tatsumi, the Share Exchange would enable a complete elimination of the structural conflict of interest between MITSUBA and Tatsumi’s minority shareholders, making it possible to implement measures for the overall optimization of the MITSUBA Group that would have been difficult to achieve under the pre-existing approach to corporate governance; further, through the realization of more integrated group management, including the effective use of management resources through the further strengthening of collaboration between Tatsumi and MITSUBA, and the optimal allocation of management resources through the elimination of overlapping functions, it would become possible to aim for improvement in the corporate value of the entire MITSUBA Group, including the Tatsumi Group. Contrastingly, under the existing capital relationship between Tatsumi, which is currently a listed company with minority shareholders, and MITSUBA, even though Tatsumi is a consolidated subsidiary of MITSUBA, it is necessary to ensure Tatsumi’s independence and to conduct business operations in a manner that respects the interests of minority shareholders, and the interests of Tatsumi’s minority shareholders with regard to the usefulness of Tatsumi’s management resources and the objective fairness of the transaction require careful consideration, making it difficult to maximize synergies through the optimization of the management of the MITSUBA Group, including Tatsumi. In addition, according to Tatsumi, its recent business performance, including for the previous and current fiscal years, has been poor, and in particular, a significant decrease in profits is expected for the current fiscal year in comparison with those of the previous fiscal year. Under such circumstances, it cannot be denied that it may be difficult to implement measures in line with Tatsumi’s business plan, and although various measures will continue to be implemented, Tatsumi recognizes that there are considerable impediments to maintaining its listing. As the announcement of Tatsumi's financial results for the second quarter of the current fiscal year will reveal a significant decrease in profits and a possibility of a decline in the share price is anticipated, Tatsumi believes that implementing the Share Exchange at this time will contribute to the interests of Tatsumi’s shareholders. At the same time, from the perspective of continuing the business of Tatsumi and maintaining employment, etc., Tatsumi recognizes the importance of implementing various measures to improve its business situation as a wholly owned subsidiary of MITSUBA.
•	Tatsumi becoming a wholly owned subsidiary of MITSUBA through the Share Exchange would mean that the mutual use of management resources and information-sharing becomes unrestricted, making it possible to optimize the management resources of Tatsumi and MITSUBA, and it is anticipated that measures to realize synergies could be more specifically considered and implemented. In addition, MITSUBA intends to use the fact that Tatsumi will have become a wholly owned subsidiary of MITSUBA to improve cash flow and earnings by negotiating to revise the terms and conditions of transactions with Tatsumi’s business partners and to reduce interest rates on external debt.

The Special Committee finds none of the assertions described above to be unreasonable and has reached the conclusion that the purposes of the Share Exchange are reasonable, based on the determination that the implementation of the Share Exchange and Tatsumi becoming a wholly owned subsidiary of MITSUBA will strengthen the purchasing and procurement capabilities of Tatsumi and MITSUBA, will strengthen development capabilities through utilization of the technological capabilities possessed by each of Tatsumi and MITSUBA and improve development efficiency, will consolidate and streamline the supply chain, and will expand sales by utilizing mutual channels, which will contribute not only to the strengthening and expansion of the MITSUBA Group’s entire business but will also improve Tatsumi’s business situation, for which a decrease in profits has been expected in recent times, and contribute to Tatsumi’s sustainable growth and improvement in corporate value, and in light of the fact that it is expected that the employment and treatment of Tatsumi’s employees will be maintained after the implementation of the Share Exchange.

17

(ii)	Appropriateness of the terms and conditions of the Share Exchange (including the share exchange ratio of the Share Exchange)

The Special Committee reached the conclusion that the terms and conditions of the Share Exchange (including the Share Exchange Ratio) are appropriate based on the following reasons: (a)(i) there is nothing particularly unreasonable in the drafting process or details of the business plan reported by Tatsumi or in the calculation method of the share exchange ratio reported by AGS, and there is nothing particularly unreasonable regarding the value of Tatsumi Shares calculated using the DCF Method and the market price analysis or in the value of MITSUBA Shares calculated using the market price analysis or the share exchange ratio calculated based on that value, (ii) it has been agreed that the Share Exchange Ratio will be 1:0.41, which exceeds the upper limit of the calculation range for the share exchange ratio based on the market price analysis stated in the valuation report for the share exchange ratio obtained from AGS, is within the range of the calculations results for the share exchange ratio based on the DCF Method, and is set at a reasonable level above the median value of that range,and considering that the Share Exchange Ratio has been agreed upon after taking into account the abovementioned valuation results, there is nothing particularly unreasonable in this regard, and (iii) the Share Exchange Ratio can be considered to compare favorably to the average premium levels in recent cases similar to the Share Exchange in which listed subsidiaries were made into wholly owned subsidiaries through a share exchange, and, in addition, the Share Exchange Ratio was reached through the persistent negotiations of the Special Committee, which achieved an increase in the share exchange ratio compared to the initial proposal from MITSUBA, and when referring to the average market price of the shares of the Companies over the past three or six months, a reasonable premium has been added when compared to cases involving other companies (as the share exchange ratio in relation to the most recent or current share price is a matter of great interest to Tatsumi’s minority shareholders, the Special Committee has considered whether the fact that the premium level in relation to the most recent share price and the average market share price of the shares of the Companies over the past month is not necessarily high when compared to cases involving other companies would be disadvantageous to minority shareholders, including from the perspective of whether it would be more desirable for the minority shareholders if the Share Exchange were not implemented on grounds that the Share Exchange Ratio is unacceptable, compared to if the Share Exchange were to be implemented―specifically, if the Share Exchange were not implemented, it is expected that Tatsumi would continue to invest its management resources with the aim of maintaining its listing; meanwhile, Tatsumi would need to (i) increase the volume of orders by cultivating new fields and new business partners, (ii) review and withdraw from unprofitable products and businesses, and (iii) develop new technologies, and in order to promote such major changes in the business structure, it would be necessary to make cost reductions and to make new investments to secure the profitability of existing businesses and create new businesses by strengthening strategies for sales, technology and manufacturing; however, it would also be necessary to carefully consider whether such initiatives would contribute in a beneficial manner to the interests of Tatsumi’s minority shareholders; therefore, from the perspective of flexibility and speed of decision-making, it is undeniably difficult to expect a dramatic improvement in business performance or share price. After considering these points, the Special Committee determined that, even if the premium level in relation to the most recent share price and the average market share price of the shares of the Companies over the past month is not necessarily high when compared to cases involving other companies, it would be reasonable to believe that, if there is a possibility that the minority shareholders would be able to sufficiently receive the benefits of the synergies from the Share Exchange as stated in

18

“1. Purposes of MITSUBA’s Conversion of Tatsumi into a Wholly Owned Subsidiary Conversion through the Share Exchange” above, the choice of implementing the Share Exchange at the Share Exchange Ratio would also be desirable for minority shareholders); (b) the method of implementation and type of consideration for the Share Exchange are appropriate given that (i) by delivering MITSUBA Shares as consideration for the Share Exchange, the minority shareholders of Tatsumi will be able, through the acquisition of MITSUBA Shares, to continue to benefit from the growth of the MITSUBA Group, including Tatsumi, after the Share Exchange and the synergies expected to be achieved as a result of the Share Exchange, (ii) it is planned that the Share Exchange will be implemented through the share exchange procedures provided for in the Companies Act, and the provisions of the Companies Act that aim to protect the rights of minority shareholders in connection with organizational restructuring, including a share exchange, grant shareholders who oppose the organizational restructuring the right to secure economic benefits through statutory procedures, and (iii) it is also possible to secure opportunities to convert shares into cash at any time after the Share Exchange because MITSUBA Shares are tradable on the Prime Market of the TSE; (c) Tatsumi requested its legal advisor Nishimura & Asahi to review not only the Share Exchange Ratio but also the agreement for the Share Exchange, and no conditions were found that were particularly adverse in relation to Tatsumi in the agreement for the Share Exchange ; and (d) in light of the fact that, as described below, it can be concluded that the procedures for the Share Exchange, including its terms and conditions, were conducted in a fair manner in accordance with the “Fair M&A Guidelines” (the “M&A Guidelines”) published by the Ministry of Economy, Trade and Industry on June 28, 2019, and there are no particular circumstances with respect to the other transaction terms of the Share Exchange that would be disadvantageous to the minority shareholders of Tatsumi when compared to other cases of M&A, the Special Committee believes that (i) the Share Exchange Ratio is fair and appropriate, and (ii) the transaction terms other than the Share Exchange Ratio are also fair and appropriate.

(iii)	Fairness of the procedures for the Share Exchange

The Special Committee reached the conclusion that the fairness of the procedures for the Share Exchange has been ensured based on the following reasons: (a) when examining whether to conduct the Share Exchange, the Board of Directors of Tatsumi established the Special Committee on August 6, 2024 and decided that it would not support the Share Exchange or enter into a share exchange agreement for the Share Exchange unless the Special Committee determines that the decision to implement the Share Exchange would not be disadvantageous to the minority shareholders of Tatsumi; (b) when negotiating the transaction terms of the Share Exchange with MITSUBA, Tatsumi reported the status of such negotiation to the Special Committee in a timely manner, and the Special Committee has (i) given suggestions and advice to Tatsumi on how to proceed with discussions and negotiations with MITSUBA and on the details to be communicated to MITSUBA, (ii) given instructions and made requests at important phases of such negotiations, and (iii) directly engaged in multiple question-and-answer sessions, discussions, and negotiations with Tatsumi, AGS, which is the financial advisor and third-party appraiser for Tatsumi, and Nishimura & Asahi, which is the legal advisor for Tatsumi;

19

(c) Tatsumi appointed AGS, which is independent of the Companies and the outcome of the Share Exchange, as Tatsumi’s financial advisor and third-party appraiser for the Share Exchange, obtained the valuation report for the share exchange ratio from AGS after receiving expert advice on the decision-making process and other matters of note in the Share Exchange, appointed Nishimura & Asahi, which is independent of the Companies and the outcome of the Share Exchange, as Tatsumi’s legal advisor for the Share Exchange, and obtained expert advice on the decision-making process and other matters of note in the Share Exchange; (d) in light of the fact that Mr. Fumio Okawa, one of the directors of Tatsumi, served at MITSUBA for more than 30 years up until September 2024, in order to avoid any conflict of interest, Mr. Fumio Okawa did not participate in the deliberations or resolutions regarding the Share Exchange at the meetings of the Board of Directors of Tatsumi, nor did he participate in any discussions or negotiations regarding the Share Exchange on behalf of Tatsumi, and Tatsumi has not otherwise involved any person with a special interest in the process of discussions and negotiations regarding the Share Exchange (of the directors of Tatsumi, (i) Mr. Toshiyuki Fusejima served at MITSUBA from April 1986 to January 2018, but he left MITSUBA in January 2018, and since then, he has not concurrently served as an officer or employee of the MITSUBA Group, excluding the Tatsumi Group, and (ii) Mr. Takahiro Miura served at MITSUBA from March 1982 to March 2018, but he left MITSUBA in March 2018 and assumed the position of executive officer of Tatsumi in April 2018, and since then, he has not concurrently served as an officer or employee of the MITSUBA Group, excluding the Tatsumi Group; therefore, it is believed that the risk of either of these directors having any conflict of interest in relation to MITSUBA is limited; (e) it is planned that the Board of Directors of Tatsumi will hold deliberations and adopt a unanimous resolution by all six directors (including Audit & Supervisory Committee Members) in attendance, with the exception of Mr. Fumio Okawa noted above, at the meeting of the Board of Directors held today to the effect that it will approve the implementation of the Share Exchange; (f) while Tatsumi has not actively conducted any market checks to ensure that there will be opportunities for counter tender offers by other potential acquirers in M&A transactions (“Market Checks”) when implementing the Share Exchange, the necessity to conduct active Market Checks is not high as it is unlikely that they will function as measures to ensure fairness in the Share Exchange; on the other hand, the Special Committee believes that indirect Market Checks will function sufficiently in the Share Exchange and that the Share Exchange would not be unreasonable even if Tatsumi and MITSUBA do not implement measures related to active Market Checks, given that (i) as it is expected that the implementation of active market checks may lead to disadvantages, such as the leakage of trade secrets and other information to competitors as well as negative impacts on business and share prices due to the leakage of transaction conditions, the Special Committee believes that the fact that active market checks have not been conducted will not raise any doubts regarding the fairness of the procedures for the Share Exchange, (ii) there will be a certain period of time between mid-November, when the Share Exchange, is scheduled to be announced to the public, and the date of the Extraordinary General Meeting of Shareholders of Tatsumi (scheduled for January 30, 2025), when a resolution to implement the Share Exchange will be passed, and there is no agreement or the like between Tatsumi and MITSUBA to restrict contact with a competing offeror, and (iii) as stated in “1. Purposes of MITSUBA’s Conversion of Tatsumi into a Wholly Owned Subsidiary Conversion through the Share Exchange above, MITSUBA had previously deliberated its policy on holding Tatsumi Shares, including the sale of Tatsumi Shares to a third party; (g) with respect to whether or not the Share Exchange should be implemented with the approval of a majority of minority shareholders (a “Majority of Minority”), since a special resolution of the General Meeting of Shareholders of Tatsumi is required for the Share Exchange and the minority shareholders of Tatsumi have the opportunity to be involved in decision-making, and given that setting a Majority of Minority condition as a precondition for executing the Share Exchange may make the completion of the Share Exchange uncertain, and doing so may cause the Share Exchange not to contribute to the interests of the minority shareholders who support the Share Exchange, the Special Committee believes that not setting a Majority of Minority condition in the Share Exchange would not impair the fairness of the procedures for the Share Exchange; and (h) in light of the fact that appropriate information disclosure will be made in implementing the Share Exchange, appropriate actions have been taken in accordance with the measures to ensure fairness stipulated in the M&A Guidelines when deciding on the Share Exchange, and no unreasonable elements were found in the details of such actions.

(iv)	Whether or not the decision to implement the Share Exchange would be disadvantageous to the minority shareholders of Tatsumi

By comprehensively taking into consideration the results of the examination stated above, the Special Committee reached the conclusion that the decision of the Board of Directors of Tatsumi to implement the Share Exchange would not be disadvantageous to the minority shareholders of Tatsumi.

20

(iv)	Approval of All Disinterested Directors (including Directors Who are Audit & Supervisory Committee Members) at Tatsumi

At the Board of Directors meeting of Tatsumi held today, where a resolution was passed approving the proposal for the Share Exchange, six directors (including directors who are audit & supervisory committee members and excluding Mr. Fumio Okawa) of the seven directors of Tatsumi deliberated the proposal and passed the resolution approving the proposal with unanimous consent. Mr. Fumio Okawa was excluded in order to avoid any conflicts of interest in light of the fact that he served at MITSUBA for more than 30 years until September 2024. Similarly, in order to avoid any conflicts of interest, Mr. Fumio Okawa did not participate in any discussions or negotiations about the Share Exchange from Tatsumi’s side.

Of the directors of Tatsumi, Mr. Toshiyuki Fusejima served at MITSUBA from April 1986 to January 2018, but he left MITSUBA in January 2018, and since then, he has not concurrently served as an officer or employee of the MITSUBA Group, excluding the Tatsumi Group. Therefore, it was determined that the risk of any conflict of interest in relation to MITSUBA is small. In addition, among the directors of Tatsumi, Mr. Takahiro Miura served at MITSUBA from March 1982 to March 2018, but he left MITSUBA in March 2018 and assumed the position of executive officer of Tatsumi in April 2018, and since then, he has not concurrently served as an officer or employee of the MITSUBA Group, excluding the Tatsumi Group. Therefore, it was determined that the risk of any conflict of interest in relation to MITSUBA is small.

21

4.       Outline of the Companies that are Parties to the Share Exchange

		Wholly owning parent company resulting from a share exchange	Wholly owned subsidiary resulting from a share exchange
(1)	Name	MITSUBA Corporation	Tatsumi Corporation
(2)	Address	1-2681 Hirosawa-cho, Kiryu City, Gunma	443 Minamiomachi, Ashikaga City, Tochigi
(3)	Name and title of representative	Sadami Hino, Representative Director, President	Toshiyuki Fusejima, Representative Director, President
(4)	Description of business	Transportation equipment-related business and information service business	Manufacture and distribution of parts for electrical components and brakes for automobiles
(5)	Stated capital	5,000 million yen (as of March 31, 2024)	715 million yen (as of March 31, 2024)
(6)	Date of incorporation	March 8, 1946	May 29, 1951
(7)	Number of shares issued	(Common stock) 45,581,809 shares (as of March 31, 2024)	(Common stock) 6,000,000 shares (as of March 31, 2024)
(8)	End of fiscal period	End of March	End of March
(9)	Number of employees	(Consolidated) 22,665 employees (as of March 31, 2024)	(Consolidated) 584 employees (as of March 31, 2024)
(10)	Major business partners	Audi AG, Isuzu Motors Limited; Imasen Electric Industrial Co., Ltd.; NSK Steering Systems Co., Ltd.; Kawasaki Motors, Ltd.; Johnan Manufacturing, Inc.; SUZUKI MOTOR CORPORATION; STELLANTIS; SUBARU CORPORATION; DAIHATSU MOTOR CO., LTD.; T.RAD Co., Ltd.; Toyota Motor Corporation; Nissan Motor Corporation; HI-LEX CORPORATION; Hero MotoCorp Ltd.; Hitachi Astemo, Ltd., BMW, VW Group, Brose Fahrzeugteile GmbH & Co. KG, Webasto SE; Honda Motor Co., Ltd.; Mazda Motor Corporation; MITSUBISHI MOTORS CORPORATION; Mercedes-Benz Group AG; Yachiyo Industry Co., Ltd.; Yamaha Motor Co., Ltd.; and Renault	MITSUBA Corporation; American MITSUBA Corporation; and Akebono Brake Industry Co., Ltd.
(11)	Major banks	The Bank of Yokohama, Ltd.; MUFG Bank, Ltd.; Mizuho Bank, Ltd.; Sumitomo Mitsui Banking Corporation; The Gunma Bank, Ltd.; The Ashikaga Bank, Ltd.; The Shoko Chukin Bank, Ltd.; and Development Bank of Japan, Inc.	The TOWA Bank, Ltd.; The Bank of Yokohama, Ltd., MUFG Bank, Ltd.; Sumitomo Mitsui Banking Corporation; The Gunma Bank, Ltd., The Ashikaga Bank, Ltd.; and The Tochigi Bank, Ltd.

22

(12)	Major shareholders and shareholding ratios (As of March 31, 2024)	The Master Trust Bank of Japan, Ltd. (Trust Account)	8.87%	MITSUBA Corporation	53.14%
Mitsuba Transaction Partner Shareholding Association	5.04%	The Bank of Yokohama, Ltd. (Standing proxy: Custody Bank of Japan, Ltd.)	4.17%
The Bank of Yokohama, Ltd. (Standing proxy: Custody Bank of Japan, Ltd.)	4.91%	Tatsumi Transaction Partner Shareholding Association	3.98%
Nissan Motor Co., Ltd. Retirement Benefit Trust Account Trustee: Mizuho Trust & Banking Co., Ltd. Sub-trustee: Custody Bank of Japan, Ltd.	3.89%	The TOWA Bank, Ltd.	3.00%
Honda Motor Co., Ltd.	3.71%	Tatsumi Employee Shareholding Association	2.71%
Sunfield Industry Inc.	3.46%	SECOM General Insurance Co., Ltd.	2.50%
SECOM General Insurance Co., Ltd.	3.00%	Rakuten Securities, Inc.	1.72%
Custody Bank of Japan, Ltd. (Trust Account)	2.37%	Hamagin Finance Co., Ltd.	1.67%
Mitsubishi UFJ Trust and Banking Corporation (Standing proxy: The Master Trust Bank of Japan, Ltd.)	2.32%	SBI SECURITIES Co., Ltd.	1.33%
The Ashikaga Bank, Ltd.	2.25%	ML INTL EQUITY DERIVATIVES (Standing proxy: BofA Securities Japan Co., Ltd.)	1.05%

(13)	Relationships between the Companies
Capital relationship	MITSUBA is the parent company of Tatsumi, holding 3,186,000 shares, which is equivalent to 53.14% of the number of shares resulting when the number of treasury shares held by Tatsumi (4,827 shares) is deducted from the total number of issued shares of Tatsumi (6,000,000 shares).
Personnel relationship	Not applicable
Business relationship	MITSUBA purchases forging and cutting components from Tatsumi.
Status as related parties	Tatsumi is a consolidated subsidiary of MITSUBA, and MITSUBA and Tatsumi are related parties.
(14)	Operating results and financial position for the past three years
Fiscal period	MITSUBA (consolidated)	Tatsumi (consolidated)
FY ended March 2022	FY ended March 2023	FY ended March 2024	FY ended March 2022	FY ended March 2023	FY ended March 2024
Consolidated net assets	88,201	86,958	122,581	3,614	3,313	3,867
Consolidated total assets	342,750	328,452	357,492	8,480	8,362	8,914
Consolidated net assets per share (yen)	1,052.91	1,143.28	1,922.39	459.23	411.01	486.06
Consolidated sales	286,482	319,500	344,154	6,131	6,411	7,415
Consolidated operating profit	7,187	6,718	21,152	(296)	(228)	137
Consolidated ordinary profit	7,529	6,049	22,344	(289)	(264)	231
Net profit attributable to shareholders of the parent company	83	1,185	13,741	(203)	(395)	173
Consolidated net profit per share (yen)	1.87	26.49	293.62	(33.91)	(65.82)	28.94
Dividend per share (yen) for common shares	3.00	3.00	6.00	-	-	-
Dividend per share (yen) for Class A shares	60,085.90	60,000.00	60,000.00

(In millions of yen, unless otherwise noted; parentheses denote negative figures)

23

5.	Status after the Share Exchange
Wholly owning parent company resulting from a share exchange
(1)	Name	MITSUBA Corporation
(2)	Address	1-2681 Hirosawa-cho, Kiryu City, Gunma
(3)	Name and title of representative	Sadami Hino, Representative Director, President
(4)	Description of business	Transportation equipment-related business and information service business
(5)	Stated capital	5,000 million yen
(6)	End of fiscal period	End of March
(7)	Net assets	Not determined at this time.
(8)	Total assets	Not determined at this time.

6.	Summary of Accounting

In the consolidated financial statements of MITSUBA, the Share Exchange is expected to constitute a common control transaction, etc. under the Accounting Standards for Business Combinations.

7.	Future Outlook

Tatsumi, which is a consolidated subsidiary of MITSUBA, will become a wholly owned subsidiary of MITSUBA resulting from the Share Exchange. Since Tatsumi is already a consolidated subsidiary of MITSUBA, the effect of the Share Exchange on the respective results of MITSUBA and Tatsumi is expected to be minor, but moving forward, MITSUBA will promptly disclose any need to revise results forecasts or any other matters that should be publicly announced, if any.

8.	Matters Concerning Transactions with Controlling Shareholders, etc.
(1)	Applicability of Transactions, etc. with Controlling Shareholders and Compliance with Guidelines Concerning Measures for Protection of Minority Shareholders

The Share Exchange is a transaction in which MITSUBA, which already holds 3,186,000 Tatsumi Shares (53.14% of the number of shares resulting (5,995,173 shares) when the number of treasury shares held by Tatsumi (4,827 shares) is deducted from the total number of issued shares of Tatsumi as of March 31, 2024 (6,000,000 shares)), will make Tatsumi a wholly owned subsidiary of MITSUBA, and for Tatsumi, it is a transaction with its controlling shareholder, etc.

In the “Policy on Measures to Protect Minority Shareholders in Conducting Transactions with Controlling Shareholder” presented in Tatsumi’s Corporate Governance Report disclosed on June 18, 2024, Tatsumi stated that “Tatsumi has established its own business base for direct transactions with companies other than its parent company and believes that it has secured a certain degree of independence from its parent company. With regard to the conditions for transactions with its parent company, Tatsumi maintains fair and appropriate business relationships in the same way as general transactions and sets reasonable prices by taking into account market prices or the like in the same way as other business partners that have no relationship with Tatsumi.” With regard to the Share Exchange, as stated in “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” in “3. Basis for Allotments in Connection with the Share Exchange” above, measures have been taken to ensure fairness and avoid conflicts of interest, and it is believed that these measures comply with the above guidelines.

24

(2)	Matters Concerning Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)

As stated in “(1) Applicability of Transactions with Controlling Shareholders, etc. and Compliance with Guidelines Concerning Measures for Protection of Minority Shareholders” above, for Tatsumi, the Share Exchange is a transaction with its controlling shareholder. Therefore, Tatsumi has determined that measures are necessary to ensure fairness and avoid conflicts of interest and has carefully deliberated and examined the terms and conditions for the Share Exchange at its Board of Directors meetings. Also by taking measures stated in “3(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest),” Tatsumi has ensured fairness and avoided conflicts of interest.

(3)	Summary of the Opinion Obtained from Persons without any Conflicts of Interest with the Controlling Shareholder Regarding the Fact that the Decision to Conduct Relevant Transaction is Not Disadvantageous to Minority Shareholders

On November 12, 2024, Tatsumi received the Written Report from the Special Committee that includes a statement to the effect that it would not be disadvantageous to minority shareholders to make a decision to conduct the Share Exchange. For details, please refer to “(4) Measures to Ensure Fairness (Including Measures to Avoid Conflicts of Interest)” in “3. Basis for Allotments in Connection with the Share Exchange” above.

End.

25

Reference: Consolidated results forecast for the current period and consolidated results for the previous period

MITSUBA

	Consolidated sales	Consolidated operating profit	Consolidated ordinary profit	Net profit attributable to shareholders of the parent company
Results forecast for the current period (Fiscal year ending March 2025)	338,000	18,500	16,500	11,000
Results for the previous period (Fiscal year ending March 2024)	344,154	21,152	22,344	13,741

(In millions of yen)

Tatsumi

	Sales	Operating profit	Ordinary profit	Net profit attributable to shareholders of the parent company
Results forecast for the current period (Fiscal year ending March 2025)	7,400	100	70	30
Results for the previous period (Fiscal year ending March 2024)	7,415	137	231	173

(In millions of yen)

26